EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP. 610-815 West Hastings St Vancouver, BC V6C 1B4 (the "Issuer")

Item 2.	Date of Material Change

June 12, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on June 12, 2012.

Item 4.	Summary of Material Change

The Company reported today that it has filed a preliminary short form base PREP prospectus with the securities regulators in British Columbia, Alberta and Ontario and a related registration statement with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to which the Company proposes to complete an offering of 10.0 million common shares of the Company (the “Common Shares”) upon terms to be determined in the context of the market (the “Offering”).

Gold Standard will retain its primary listing on the TSX Ventures Exchange. In anticipation of the NYSE MKT listing, and for synchronicity, Gold Standard will change its trading symbol on the TSX Venture Exchange from GV to GSV at the opening of the market on June 11, 2012. There will be no change in the company's name or CUSIP number and no consolidation of capital.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

June 12, 2012
GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD ANNOUNCES PUBLIC OFFERING OF COMMON SHARES

June 12, 2012 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has filed a preliminary short form base PREP prospectus with the securities regulators in British Columbia, Alberta and Ontario and a related registration statement with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to which the Company proposes to complete an offering of 10.0 million common shares of the Company (the “Common Shares”) upon terms to be determined in the context of the market (the “Offering”).

Dahlman Rose & Company, LLC is acting as book-running manager and representative of a syndicate of underwriters that includes Casimir Capital Ltd. and TD Securities Inc. acting as co-lead managers and Macquarie Capital Markets Canada Ltd. acting as co-manager (collectively, the “Underwriters”). The Company has granted the Underwriters an over-allotment option to purchase up to an additional 1.5 million Common Shares, exercisable at any time up to 30 days from the closing of the Offering, to cover over-allotments, if any.

The Company intends to use the net proceeds of the Offering to complete the Phase 1 exploration program at its flagship Railroad Project in north-central Nevada, for additional drilling and exploration work at the Railroad Project, and for working capital and general corporate purposes.

The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT.

A copy of the preliminary short form base PREP prospectus as filed in Canada and a copy of the preliminary prospectus as filed as part of the registration statement in the United States may be obtained from Dahlman Rose & Company, LLC, Attn: Prospectus Department, 1301 Avenue of the Americas, 44th Floor, New York, NY 10019 (Tel: 212-920-4521 or email: prospectus@drco.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to the Common Shares has been filed with the SEC but has not yet become effective. The Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

ABOUT GOLD STANDARD

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President and Director
Tel:      604-669-5702
Email: info@goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds, the completion of the Offering on the terms set forth herein and the listing of the Common Shares are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need to negotiate an underwriting agreement with the Underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed Offering; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.